Exhibit 12.1

Cable Design Technologies Corporation

	Years Ended July 31,						Six Months Ended Jan. 31,
Description	1999	2000	2001	2002	2003		2004
	(dollars in thousands)
Fixed Charges

1. Interest expensed and capitalized	$13,530	$12,295	$9,448	$6,914	$5,495		$2,364

2. Amortization of deferred financing expenses	338	390	387	431	1,350		392

3. An estimate of the interest factor in rental expense	1,249	1,333	1,480	1,901	1,797		834

Total Fixed Charges	$15,117	$14,018	$11,315	$9,246	$8,642		$3,590

Earnings

1. Pre-tax income (loss) from continuing operations before minority interests	$45,668	$75,815	$38,083	$9,691	$(1,152)		$1,437

2. Fixed charges	15,117	14,018	11,315	9,246	8,642		3,590

3. Amortization of Capitalized Interest (less interest capitalized)	5	8	8	8	8		4

Total Earnings	$60,790	$89,841	$49,406	$18,945	$7,498		$5,031

Ratio of Earnings to Fixed Charges	4.02x	6.41x	4.37x	2.05x	—	(a)	1.40x

(a)	For the year ended July 31, 2003, fixed charges exceeded earnings by approximately $1.1 million.